UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

MeridianLink, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

58985J105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Serent Capital Partners UGP III, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,682,144
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,682,144

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,144
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.53%(1)
12.	Type of Reporting Person (See Instructions) OO

(1)	Calculated based upon 76,036,638 shares of common stock (“Common Shares”) outstanding as of the closing date of the transactions reported on the prospectus supplement filed on February 8, 2024.

1.	Names of Reporting Persons Serent Capital Partners III, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,682,144
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,682,144

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,682,144
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.53%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based upon 76,036,638 Common Shares outstanding as of the closing date of the transactions reported on the prospectus supplement filed on February 8, 2024.

1.	Names of Reporting Persons Serent Capital III, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,618,014
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,618,014

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,618,014
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 3.44%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based upon 76,036,638 Common Shares outstanding as of the closing date of the transactions reported on the prospectus supplement filed on February 8, 2024.

1.	Names of Reporting Persons Serent Capital Associates III, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 64,130
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 64,130

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,130
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.08%(1)
12.	Type of Reporting Person (See Instructions) PN

(1)	Calculated based upon 76,036,638 Common Shares outstanding as of the closing date of the transactions reported on the prospectus supplement filed on February 8, 2024.

Item 1(a).	Name of Issuer

MeridianLink, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

1600 Sunflower Ave, Ste 200

Costa Mesa, CA 92626

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Serent Capital Partners UGP III, LLC (“Serent III UGP”)

(ii)	Serent Capital Partners III, L.P. (“Serent III GP”)

(iii)	Serent Capital III, L.P. (“Serent III”)

(iv)	Serent Capital Associates III, L.P. (“Serent III-A”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence

44 Montgomery St, Suite 3450

San Francisco, CA 94104

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number

58985J105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

With respect to the reported securities: 64,130 Common Shares are held directly by Serent III-A and 2,618,014 Common Shares are held directly by Serent III. Serent III GP, is the general partner of Serent III-A and Serent III. Serent III UGP, is the general partner of Serent III GP. Kevin Frick, David Kennedy, and Lance Fenton are the Managing Members of Serent III UGP. As such, Kevin Frick, David Kennedy, and Lance Fenton may be deemed to have or share beneficial ownership of the Common Shares held directly by the Reporting Persons. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons or any of the Managing Members is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

The amounts and percentages reported herein give effect to Issuer repurchases and sales by the Reporting Persons pursuant to a secondary offering that closed on February 9, 2024, as reported in the Issuer’s prospectus supplement filed on February 8, 2024.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

Serent Capital Partners UGP III, LLC

By:	/s/ Lance Fenton
Name:	Lance Fenton
Title:	Managing Member

Serent Capital Partners III, L.P.

By:	Serent Capital Partners UGP III, LLC
Its:	General Partner

By:	/s/ Lance Fenton
Name:	Lance Fenton
Title:	Managing Member

Serent Capital III, L.P.

By:	Serent Capital Partners III, L.P.
Its:	General Partner

By:	Serent Capital Partners UGP III, LLC
Its:	General Partner

By:	/s/ Lance Fenton
Name:	Lance Fenton
Title:	Managing Member

Serent Capital Associates III, L.P.

By:	Serent Capital Partners III, L.P.
Its:	General Partner

By:	Serent Capital Partners UGP III, LLC
Its:	General Partner

By:	/s/ Lance Fenton
Name:	Lance Fenton
Title:	Managing Member

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022, incorporated by reference to Exhibit A to the Schedule 13G filed February 11, 2022.